

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 22, 2006

Mr. Eldar Saetre
Chief Financial Officer
Statoil ASA
Forusbeen 50, N-4035
Stavanger, Norway

> **Re:** **Statoil ASA**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **File No. 1-15200**

Dear Mr. Saetre:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

General –

1. We note that May 2006 news articles report that you have reached an agreement with the Cuban government over an oil well project in the Gulf of Mexico. In light of the fact that Cuba has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions, please describe for us the material terms of any agreement reached with the Cuban government, including provisions related to monies to be expended or received by you. Describe the extent and nature of any past, current, and other anticipated contacts with Cuba, whether

through subsidiaries, affiliates, or other direct or indirect arrangements.

2. Discuss for us the materiality to you of your contacts with Cuba, and whether those contacts constitute a material investment risk for your security holders. Address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona has adopted legislation that requires its retirement system to prepare a report regarding state pension fund assets invested in companies that do business with U.S.-designated state sponsors of terrorism. In addition, Florida requires that issuers disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in Cuba.

Please also discuss the materiality of your contacts with Cuba and Iran in the aggregate.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jack Guggenheim at (202) 551-3523, or Kevin Stertzel at (202) 551-3723, if you have questions regarding these comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief